Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DD3 Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1, File No. 333-227423, of our report dated August 9, 2018, except for Note 8, as to which the date is September 18, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of DD3 Acquisition Corp. as of August 2, 2018 and for the period from July 23, 2018 (inception) through August 2, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 5, 2018